Mail Stop 0407
      						May 17, 2005

Via U.S. Mail and Fax (787) 774-5058

Mr. Javier O. Lamoso, President
ClearComm, L.P.
City View Plaza, Suite 700
No. 48 of Road 165
Guaynabo, Puerto Rico 00968

	RE:	ClearComm, L.P.
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 0-28362

Dear Mr. Lamoso:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the amended filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





ClearComm, L.P.
May 17, 2005
Page 2

Form 10-K for the year ended December 31, 2004

Item 6 - Selected financial data, page 10

1. Revise to include selected financial data for each of the last five fiscal years of the registrant in accordance with Item 301 of Regulation S-K.

Report of independent public accountants, page 22

2. Ask your auditors to revise their report for the following:

* to make reference to the Standards of the Public Company
Accounting
Oversight Board in accordance with auditing standard no. 1 of the PCAOB; and,
* to include a signed audit report.

Statements of operations, page 24

3. Revise the statements of operations to include depreciation and amortization within operating expenses. Also, if costs and expenses applicable to sales and revenue exclude depreciation and amortization directly applicable to the generation of revenue, then revise your presentation to comply with SAB 11:B.

4. We note that you paid commissions to salesmen and dealers. Provide us more details about the different types of commissions. Tell us the consideration given to EITF 01-9 in the classification of these commissions as operating expenses rather than a reduction of revenues.

5. Revise to show the Minority interest in income (loss) of
NewComm
on the face of the income statement in accordance with Rule 5-03
(12)
of Regulation S-X.

Note 3 - Significant accounting policies

      (h) Inventories, page 30

6. Explain to us the new method to account for the loss on sale of handsets. To help us understand your accounting, please provide us the related journal entries.



ClearComm, L.P.
May 17, 2005
Page 3

Item 9A. Control and procedures, page 55

7. We note in last sentence that "There have been no significant changes in the Company`s internal controls or in other factors that could significantly affect internal controls, subsequent to the date the President and Chief Officer completed their evaluations." Please confirm in writing whether there was any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the above report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please see Item 308(c) of Regulation S-K. Please also revise your future filings accordingly.


	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,


							Larry Spirgel
							Assistant Director

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